EXHIBIT 12
Toys “R” Us, Inc.
Computation of Historical Ratios of Earnings to Fixed Charges (a)
(In Thousands, Except Ratio Data)

	Fiscal Years Ended
	January 31,	February 2,	February 3,	January 28,	January 29,
	2009	2008	2007	2006	2005
Consolidated pretax income (loss) from continuing operations	$218,009	$220,071	$143,378	$(505,542)	$193,476
Share of pretax income of less than 50%-owned companies	—	—	—	2,969	(23,181)
Minority interest in Toys — Japan	(7,440)	2,254	(1,444)	—	—
Minority interest in Toysrus.com	—	—	—	—	(6,506)
Interest capitalized during period	(1,051)	(627)	(365)	(437)	(1,123)
Total fixed charges	600,504	656,191	729,317	508,175	277,485

Adjusted income from continuing operations	$810,022	$877,889	$870,886	$5,165	$440,151

Fixed Charges:
Interest expense	$419,173	$502,691	$536,762	$394,257	$130,016
Interest capitalized during period	1,051	627	365	437	1,123
Adjustment to deferred financing amortization — U.S. bridge debt	—	—	—	(32,455)	—
Interest portion of rental expense	180,280	152,873	192,190	145,936	146,346

Total Fixed Charges	$600,504	$656,191	$729,317	$508,175	$277,485

Ratio of Earnings to Fixed Charges	1.35	1.34	1.19		1.59

Deficiency of Earnings over Fixed Charges				$(503,010)

(a)      For purpose of calculating the ratio of earnings to fixed charges, earnings were calculated by adding (i) earnings from continuing operations before minority interest and income taxes, (ii) interest expense, including the portion of rents representative of an interest factor, and (iii) amortization of debt issue costs, and (iv) the amount of the company’s undistributed (income) losses of less than
50%-owned companies. Fixed charges consist of interest expense, amortization of debt issue costs, and the portions of rents representative of an interest factor.

Rent expense, net of sublease income	502,944	475,943	437,891	299,050	300,197
Capitalization factor	6.7	7.3	6.6	6.1	6.5
Weighted average cost of long-term debt	5.3%	4.4%	6.7%	8.0%	7.5%
Interest in rent expense	180,280	152,873	192,190	145,936	146,346
% of interest to rent expense	36%	32%	44%	49%	49%